

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Jeremy Black
Corporate Secretary
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC, Canada
V5JOC6

> **Re:** **Ritchie Bros. Auctioneers Incorporated**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **File No. 001-13425**

Dear Mr. Black:

We have completed our review of your Form 40-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief